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                              August 25, 2023

       William Lei Ding
       Chief Executive Officer
       NetEase, Inc.
       NetEase Building
       No. 599 Wangshang Road
       Binjiang District, Hangzhou, 310052
       People   s Republic of China

                                                        Re: NetEase, Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 27,
2023
                                                            File No. 000-30666

       Dear William Lei Ding:

              We have reviewed your August 4, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 21, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1. We note your response to prior comment 3 regarding the proposed treatment of certain deposit arrangements
with original maturities of twelve months or fewer    as    cash    for
                                                        purposes of Rule 3a-1
under the Investment Company Act of 1940. Based on the
                                                        information you have
provided to date, we are unable to concur with your position that these arrangements can
be treated as cash items for purposes of Rule 3a-1. In this regard, we note that you have
not provided a sufficiently detailed description of the material terms of the deposit
arrangements, together with an analysis regarding why, specifically, such terms establish that
the deposit arrangements may be treated as cash consistent with
 William Lei Ding
NetEase, Inc.
August 25, 2023
Page 2
         applicable Commission or staff guidance. Please provide such description and analysis to the extent that you believe that it would establish that these deposit arrangements are eligible to be treated as cash items under the rule. Please also clarify whether you still believe the company is eligible to rely on Rule 3a-1 without treating the relevant deposit arrangements as cash items.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have any questions.



FirstName LastNameWilliam Lei Ding                            Sincerely,
Comapany NameNetEase, Inc.
                                                              Division of
Corporation Finance
August 25, 2023 Page 2                                        Office of
Technology
FirstName LastName